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SEC Mail Processing Section
JUN 03 2019
Washington DC
408

SECUR 19010512 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **APRIL 1, 2018** (MM/DD/YY) AND ENDING **MARCH 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **IFS CAPITAL MARKETS LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 PEACHTREE ROAD NE, SUITE 1020
(No. and Street)

ATLANTA	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXYS MCKENZIE **404-382-5223**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ALEXYS MCKENZIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or IFS CAPITAL MARKETS LLC, as of MARCH 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENADA SPARKS NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES MARCH 18, 2023

Alexys Mckenzie

Signature

MEMBER

Title

Renada Sparks

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFS Capital Markets, LLC

Audited Financial Statements

For the Fiscal Year Ended

March 31, 2019

IFS CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2019

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of IFS Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IFS Capital Markets, LLC as of March 31, 2019, the related statements of operations, changes in members equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of IFS Capital Markets, LLC as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility IFS Capital Markets, LLC's management. Our responsibility is to express an opinion on IFS Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IFS Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III (see page numbers 11, 12 and 13) have been subjected to audit procedures performed in conjunction with the audit of IFS Capital Markets, LLC's financial statements. The supplemental information is the responsibility of IFS Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as IFS Capital Markets, LLC's auditor since 2019.

Maitland, Florida

May 30, 2019

IFS Capital Markets, LLC
For the year ended March 31, 2019
Statement of Financial Condition

	Total
ASSETS	
Current Assets	
Raymond James	-
Cash	3,694
Securities	154,795
Total Raymond James	158,489
Total Current Assets	**158,489**
TOTAL ASSETS	**$ 158,489**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	4,407
Due to IFS Securities	4,357
Total Current Liabilities	8,765
Total Liabilities	**8,765**
Equity	
Members Equity	173,038
Net Income	(23,313)
Total Members Equity	**149,725**
TOTAL LIABILITIES AND MEMBERS EQUITY	**$ 158,489**

The accompanying notes are an integral part of these financial statements

IFS Capital Markets, LLC
For the year ended March 31, 2019
Statement of Operations

		Total
Income		
Interest/Dividend Income	$	358
Unrealized/Realized Gain/Loss (Investment Accts)		2,528
Total Income		2,886
Gross Profit		**2,886**
Expenses		
Bank Charges & Fees		10
Business Licenses and Permits		765
Professional Services		
Consulting		5,000
Professional Fees		3,000
Total Professional Services		8,000
Regulatory/Registration		17,424
Total Expenses		**26,199**
Net Income	**$**	**(23,313)**

The accompanying notes are an integral part of these financial statements

IFS Capital Markets, LLC
For the year ended March 31, 2019
Statement of Changes in Members Equity

	Members Equity
Balances March 31, 2018	$ 140,038
Members contributions	$ 33,000
Net Income(Loss)	$ (23,313)
Balances March 31, 2019	**$ 149,725**

The accompanying notes are an integral part of these financial statements

IFS Capital Markets, LLC
For the year ended March 31, 2019
Statement of Financial Cash Flow

Cash flows from operating activities:	
Net loss	$ (23,313)
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) decrease in:	
Marketable securities	(154,795)
Increase (decrease) in:	
Accounts payable and accrued liabilities	4,408
Due to related party	4,357
Net cash used in operating activities	(169,343)
Cash flows from financing activities:	
Member contributions	33,000
Net cash provided by financing activities	33,000
Net decrease in cash and cash equivalents	(136,344)
Cash and cash equivalents at beginning of period	140,038
Cash and cash equivalents at end of period	**$ 3,694**

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Business

IFS Capital Markets, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities. The Company was formed in April, 2017 and brokerage activity is transacted on a fully disclosed basis through clearing brokers.

The Company's commission income is derived from purchases and sales of securities on behalf of customers. Customer's security transactions are reported on a trade date basis. The Company's operations also consist of Municipal Securities Underwriting, Proprietary Trading and Investment Banking. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and **assumptions** that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (continued)

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the Member of the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning January 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606) revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended March 31, 2018 or net income for the preceding yearend.

Note 2. Related Party Transactions

IFS Capital Markets, Inc. is owned by 100% by IFS Group. Through common ownership and management, the Company is also affiliated with IFS Advisory LLC, a registered investment advisor and IFS Securities, Inc a registered broker-dealer. At the end of FY19 the Company owed IFS Securities, Inc approximately $4,400.

Note 3. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Hierarchy
For the Fiscal Year ending 3/31/2019

	Fair Value Measurement at Reporting Date		
	Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets as of 3/31/2019 securities owned	$ -	$ 154,795	$ -

Note 4. Contingencies and Commitments

The Company had no recorded or pending contingencies or commitments at the end of fiscal year 2019.

Note 5. Income Taxes

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax base assets and liabilities. The deferred tax assets and liabilities, if any, represent the tax return consequences of those differences, which will either be taxable or deductibles when the assets and liabilities are recovered and settled.

Note 6. Subsequent Events

The Company has evaluated subsequent events through May 30, 2019, the date the financial statements were available to be issued and not subsequent events were identified to be recorded.

IFS Capital Markets, LLC

Schedule I

Computation of Net Capital Pursuant To SEC Rule 15c3-1
and Reconciliation of Net Capital Pursuant to SEC 17a-5(d)(4)
as of March 31, 2019

Computation of basic net capital requirements:	
Total members equity qualified for net capital	$ 149,725
Deductions:	
Non-Allowable Assets	-
Total Non-Allowable Assets	-
Net capital before haircuts and securities positions	149,725
Other Deductions:	
Haircuts on securities	3,176
Net capital per March 31, 2019 audit report, as filed	**146,549**
Minimum Net Capital Requirements:	
Minimum net capital required	1,096
Minimum dollar net capital requirement of reporting broker-dealer	100,000
Net capital requirement (greater of the above)	100,000
Net capital in excess of required net capital	**$ 46,549**
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	26,549

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5

IFS Capital Markets, LLC

Schedule II

Computation of Aggregate Indebtedness
Under Rule 17a-5 of the Securities and Exchange Commission
as of March 31, 2019

Total aggregate indebtedness:		
Accounts payable	$	4,407
Due to related party		4,357
Aggregate indebtedness	$	8,765
Ratio of aggregate indebtedness to net capital		5.98%

IFS Capital Markets, LLC

Schedule III

Information Related to Exemptive Provision
Requirements under SEC Rule 15c3-3
as of March 31, 2019

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of IFS Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IFS Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which IFS Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) IFS Capital Markets, LLC stated that IFS Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. IFS Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IFS Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

May 30, 2019

IFS Capital Markets, LLC

IFS Capital Markets, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. Section 15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3 (k)(2)(i)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, Alexys Mckenzie, affirm, that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Alexys Mckenzie

Title: President

Date: MAY 30 2019